Filed by Corgentech Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlgoRx Pharmaceuticals, Inc.

Commission File No. of Subject Company: 000-51146

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The following is an invitation for an analyst/investor luncheon sent to investors on October 14, 2005.

You are cordially invited to attend an analyst / investor luncheon next Friday with AlgoRx and Corgentech management for a review of clinical data from multiple trials of ALGRX 3268 and ALGRX 4975 and for a discussion of the marketing opportunities for these promising products.

WHEN: Friday, October 21st, 2005 - 11:30am - 1:30pm

11:30am—Registration begins

12:00pm—Webcast program begins

WHERE: Helmsley Park Lane Hotel

36 Central Park South, New York

WHAT TO EXPECT:

— Clinical data review for ALGRX 3268 and ALGRX 4975

— Marketing opportunities for ALGRX 3268 and ALGRX 4975

— Review of proposed merger between AlgoRx and Corgentech

— Q&A with management of AlgoRx and Corgentech

— Plated lunch to be served during webcast presentation

RSVP: Jennifer Williams

williams@corgentech.com OR 650-246-6963

Please RSVP by Tuesday, October 18th, at 6pm

We hope you will be able to join us, but in the event that you can not, you may access the live webcast or the webcast replay through the Investor Information page of our website, www.corgentech.com.